UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Exact name of registrant as specified in its charter)

Kentucky (State of incorporation)	001-33998 (Commission file number)	61-0156015 (IRS Employer Identification No.)

600 North Hurstbourne Parkway, Suite 400, Louisville, Kentucky 40222 (Address of principal executive offices) (Zip Code)

Alan K. Tse, Executive Vice President, General Counsel, and Secretary (502) 636-4400 (Registrant's name and telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Churchill Downs Incorporated (the “company,” “we,” or “our”) evaluated the company’s current product offerings and determined that “conflict minerals,” as defined in applicable Securities and Exchange Commission (“SEC”) rules, are necessary to the functionality or production of certain products we manufacture or contract to manufacture. The survey of the company’s suppliers determined that such products are “DRC conflict undeterminable,” and as a result the company has filed a Conflict Minerals Report with SEC. A copy of our Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD. It is also publicly available in the investor relations section of our website at www.churchilldownsincorporated.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

The company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHURCHILL DOWNS INCORPORATED
June 2, 2014	/s/ Alan K. Tse___________________ By: Alan K. Tse Title: Executive Vice President, General Counsel and Secretary